VIA EDGAR

February 10, 2025

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: ProFunds

Request for Withdrawal on Form AW

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), ProFunds (the “Trust”), on behalf of its series ProFund VP Bitcoin Strategy and ProFund VP Ether Strategy (the “Funds”), respectfully requests that, effective as of the date first set forth above or at the earliest practicable date hereafter, the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Post-Effective Amendment 135 to the Trust’s Registration Statement, which was filed on Form N-1A (File Nos. 333-28339; 811-08239) with the Commission via EDGAR (Accession No. 0001683863-24-003814) on May 3, 2024 (“PEA 135”). Additionally, the Trust is submitting this application for withdrawal of the following additional Post-Effective Amendments (the "Delaying Amendments") to the Trust's Registration Statement on Form N-1A, filed via EDGAR with the Commission on the dates indicated below as they relate to the Funds. The purpose of each of the Delaying Amendments was to delay the effectiveness of PEA 135.

Post-Effective Amendment Nos.	Filing Date
137	July 3, 2024
139	July 30, 2024
140	August 29, 2024
144	September 27, 2024
146	October 28, 2024
149	November 26, 2024

The Trust is submitting this application for withdrawal of PEA 135 and each of the Delaying Amendments because it has elected not to proceed with the registration of the Funds. No securities have been sold in connection with PEA 135 or any of the Delaying Amendments.

Accordingly, we request that the Commission issue an order granting withdrawal of PEA 135 and the Delaying Amendments effective as of the date first set forth above or at the earliest practicable date hereafter.

Should you have any questions regarding this matter, please contact me at (240) 497-6400.

Very truly yours,

ProFunds

By:	/s/ Richard Morris
Richard Morris
Chief Legal Officer and Secretary